[GRAPHIC OMITTED] AHOLD

                                                                   PRESS RELEASE

AHOLD AND COPERA INFORMED OF A NOTICE OF APPEAL FILED AGAINST ORDER APPROVING AHOLD'S UNITED STATES SECURITIES CLASS ACTION SETTLEMENT

Amsterdam, the Netherlands and Denver, Colorado, the United States, July 21, 2006 - Ahold and the Public Employees' Retirement Association of Colorado ("COPERA"), one of the lead plaintiffs in the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation", today announced that Drs. W.C.M. Oud has filed a notice of appeal against the final order and judgment of Judge Blake of the United States District Court for the District of Maryland, located in Baltimore, approving Ahold's agreement with the lead plaintiffs to settle the securities class action. Mr. Oud's objection was rejected previously by Judge Blake, and Ahold and COPERA believe the appeal has no merit and intend to oppose it.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to the expected amount of the settlement of the securities class action and expectations that the court order will become final, as well as the expected timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the risks that the court order would be successfully reversed on appeal, Ahold's ability to defend itself, actions of courts, government regulators and law enforcement agencies, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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2006021                                                            www.ahold.com